Exhibit 99.1

Aphria Records 63% Net Revenue Growth in Fiscal 2019 Second Quarter; Announces Executive Team Transition

  Net revenue of $21.7 million up 63% from prior quarter on initial sales to Canadian adult-use market; adjusted gross profit of $10.2 million
  To accelerate the production ramp-up post-Health Canada approvals, yields were lowered to build stockpiles for expanded facilities and to implement highly automated cultivation and harvesting
  Licence applications submitted for facilities expansions; annualized harvest expected to increase to 255,000 kilograms by the end of calendar 2019
  Successfully advanced international growth strategy with significant strategic alliances and investments in Europe and Latin American
  Co-founder Cole Cacciavillani and CEO Vic Neufeld will transition out of roles over the coming months, currently working with Aphria independent Chair Irwin D. Simon and President Jakob Ripshtein to plan succession and ensure orderly transition

LEAMINGTON, ON, Jan. 11, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today reported its results, for the second quarter ended November 30, 2018, and the decision by its Chief Executive Officer, Vic Neufeld, and Co-founder Cole Cacciavillani, to transition out of their executive roles over the coming months. Mr. Neufeld and Mr. Cacciavillani will remain in their current roles until such time. All amounts are expressed in thousands of Canadian dollars, unless otherwise noted and except for per gram, kilogram, kilogram equivalents, and per share amounts.

Three months ended November 30,		Three months ended November 30,
2018		2017
$21,668	Net revenue	$8,504
$5,983	Gross profit	$6,202
$10,157	Adjusted gross profit [1]	$5,758
46.9%	Adjusted gross margin [1]	67.7%
$54,774	Net income	$6,455
$(9,530)	Adjusted EBITDA [1]	$1,569

Q2-2019		Q1-2019
3,408.9	Kilograms (or kilogram equivalents) sold [1]	1,778.2
$21,668	Net revenue	$13,292
$(6,073)	Adjusted EBITDA from Canadian Cannabis Operations [1]	$(828)
$1.76	Cash cost to produce dried cannabis / gram[1]	$1.30
$2.60	"All-in" cost of goods sold / gram[1]	$1.83
$184,821	Cash ands cash equivalents & marketable securities	$313,982
$181,523	Working capital	$363,245
$49,061	Investment in capital and intangible assets -wholly-owned subsidiaries[1]	$28,036

Key Operating Highlights

  92% increase in kilogram equivalents1 sold, reflecting partial period sales from the opening of the Canadian adult-use market, as well as continued sales of medical cannabis to existing and new patients
  Adjusted gross margins of 47% of net revenue, compared to 64% in prior quarter, as expected, due to lower effective selling prices in adult-use market, as well as temporarily lowered yields and higher production costs related to facilities expansion and implementation of automation
  Part IV and V expansions of Aphria One awaiting Health Canada approval; application for cultivation licence at Aphria Diamond submitted and also awaiting Health Canada pre-cultivation inspection
  Announced and closed subsequent to quarter-end of the acquisition of CC Pharma, a leading distributor to pharmacies in Germany
  Closed acquisition of key operations and licenses in strategic Latin America and Caribbean jurisdictions; subsequently established additional strategic alliances in the region to expand the Company's medical cannabis operations and distribution
  Listed on the NYSE, providing shareholders greater liquidity
  Appointed new independent Chair of Board of Directors, Irwin D. Simon, subsequent to quarter-end
  Ended quarter with strong balance sheet and liquidity, including $152.1 million of cash and $32.7 million of liquid marketable securities, to fund announced Canadian and International growth and facilities expansion

Executive Transition

Aphria Chief Executive Officer Vic Neufeld, and Co-founder Cole Cacciavillani, are both nearing the end of their five-year journey with the Company and will transition out of their executive roles over the coming months but remain on the Board. Working closely with Irwin D. Simon, Aphria's recently appointed independent Chair, and President Jakob Ripshtein, Mr. Neufeld and Mr. Cacciavillani intend to complete a smooth and responsible transition to a globally-minded executive leadership team for the long-term benefit of the Company's patients, shareholders, customers, and employees.

Aphria Chair Irwin D. Simon commented, "Vic and Cole are consummate entrepreneurs. Thanks to their vision, energy and passion, Aphria has become a global player in an industry that didn't even exist five years ago. On behalf of the entire Aphria team, I want to express my gratitude to both. I look forward to working with them to further build Aphria's leadership team and continue driving long-term value for our patients, customers and employees into the future."

"When the Canadian medical cannabis market opened up five years ago, Cole was growing millions of potted flowers in Leamington, and he understood that cannabis was a natural product extension for the founding team's decades of experience as greenhouse growers in Leamington," said Mr. Neufeld. "Now with legalization and globalization, including a huge market opportunity with positive developments in the U.S., Aphria's next generation of leadership may take the reins. Building and leading a Company like Aphria, which exploded from an idea in late 2013 to our many successes to-date, has been an incredible journey, despite the toll it has taken on health, family and personal priorities."

"Vic and I have worked tirelessly for decades, building great businesses, but now in our sixties, it is time for both of us to step back from the demands of leading a world-class organization. Endless meetings, travel, deadlines, talent search - the list of executive responsibilities will only continue to grow," said Mr. Cacciavillani.

"Succession is the plan. Cole and I have informed the Board, and they have agreed, that we will begin the transition process immediately, and at the appropriate time, we will both step down from executive positions at Aphria. We continue to have the greatest pride in what Aphria has achieved, and its future has never looked brighter. From continued technology advancements, to continued support of scientific developments, to amazing adult-use brands, to globalization strategies, and most of all, the hundreds of dedicated passionate team members that have joined Aphria, we are well positioned to be a dominant player," concluded Mr. Neufeld.

The Board has requested that, following the transition, Mr. Neufeld and Mr. Cacciavillani continue to apply their knowledge and expertise as special advisors to both the Chair and the President, ensuring a smooth transition of institutional experience and strategic advice until a new CEO is appointed.

Second Quarter Commentary

"In our second quarter, Aphria continued strengthening its position as a premier supplier of medical- and adult-use cannabis to the Canadian market, building long-term competitive advantage and developing key global opportunities," said Mr. Neufeld.

"This is the first quarter to partially include adult-use sales, helping to drive 63% quarter-over-quarter net revenue growth, as did continued strength in sales to the medical-use market. As expected, gross margins declined, reflecting lower effective selling prices in the adult-use market, as well as temporarily lower yields and higher production costs in the quarter as we moved aggressively to build out production facilities and implement new automation processes.

"A top priority for Aphria is expanding production and automation to secure our long-term cost and scale advantages. The Part IV and V expansions of Aphria One are now complete and awaiting Health Canada approval, while an application for a cultivation licence at Aphria Diamond has been submitted and is awaiting pre-cultivation inspection. Based on this, we now expect to generate first sales from these new facilities later in the calendar year, pending Health Canada approvals, with our annualized harvest reaching 255,000 kilograms, compared to 35,000 kilograms currently, by the end of calendar 2019.

"In the second quarter we also positioned the Company for long-term growth in key global markets with strategic alliances, targeted investments and disciplined acquisitions. We're excited to have just closed the previously announced acquisition of CC Pharma, based in Germany, which distributes pharmaceuticals and medical cannabis to over 13,000 pharmacies. This transaction positions Aphria to be a leading player in the European medical cannabis market. We're equally optimistic about our recently announced alliances and acquisitions of highly strategic licenses and operations in Latin America and the Caribbean's most attractive emerging cannabis markets, including Colombia, Argentina, Paraguay and Jamaica.

"A strong foundation is critical to sustaining Aphria's leadership in the global cannabis market and delivering long-term profitable growth. To that end, we finished the quarter with a strong balance sheet and sufficient capital to fund our previously announced plans internationally,' said Mr. Neufeld.

Key Financial Highlights

Net revenue for the three months ended November 30, 2018 was $21.7 million, compared to $13.3 million in the prior quarter and $8.5 million in the same period last year. Higher revenue in the quarter was driven by a 92% increase in kilogram equivalents of cannabis sold and an additional $1.6 million of non-cannabis international sales. Initial sales in the newly legalized Canadian adult-use market accounted for over 1,900 kilogram equivalents sold. Medical cannabis sales declined marginally from 1,466.2 kilogram equivalents sold in the previous period to 1,443.6 kilogram equivalents sold in the second quarter. Cannabis oil sales, as a percentage of volume, decreased to 19% of overall sales from 39% in the prior quarter, reflecting the higher percent of dry bud sold in the adult-use market.

Partly offsetting the positive revenue impact of higher kilogram equivalents sold, average selling price, inclusive of excise tax, declined to $6.54 per gram in the quarter, compared to $7.12 in the prior quarter. As anticipated, this reflected sales to the adult-use market, which had a lower average selling price of $6.32, inclusive of excise tax, compared to $7.51 in the medical-use market, also inclusive of excise tax.

Adjusted gross profit for the second quarter was $10.2 million, with an adjusted gross margin of 47%, compared to $8.5 million with an adjusted gross margin of 64% in the prior quarter. Adjusted gross margins declined as expected in the quarter, reflecting lower average selling prices in the adult-use market. In addition, production costs as a percentage of sales temporarily increased and yields decreased as production space was allocated for mother and vegetative plants for the Part IV and Part V expansion of Aphria One.

Selling, general and administrative costs ("SG&A") in the quarter rose to $27.5 million, from $24.1 million in the prior quarter and $7.3 million in the prior year, primarily due to higher headcount and employee-related costs, following the acquisitions of Nuuvera Inc. and LATAM Holdings, and as a result of investing $2.6 million in brand development prior to the implementation of The Cannabis Act. As a percent of net revenue, SG&A declined to 127% from 181% in the prior quarter, reflecting improved operating leverage on the Company's growing revenue base.

Net income for the second quarter of 2019 was $54.8 million or $0.22 per share, compared to $21.2 million or $0.09 per share in the previous period, and $6.5 million or $0.05 per share for the same period last year. The increase in net income relates to gains on our long-term investment portfolio, primarily our divestitures of positions in Hiku Brands and Liberty Health Sciences.

Adjusted EBITDA loss from Canadian cannabis operations (previously referred to as ACMPR operations)1 for the second quarter was $6.1 million compared to a loss of $0.8 million in the prior quarter. Adjusted EBITDA loss from Aphria International for the second quarter was $3.5 million compared to adjusted EBTIDA loss from Aphria International of $3.1 million in the prior quarter. The increased adjusted EBITDA loss in the second quarter is primarily attributable to temporary increases in production costs, decreases in yields as previously noted, as well as increases in general and administrative expenses undertaken to support the Company's planned capacity expansions.

Conference Call on January 11, 2019

The Company invites you to join Vic Neufeld, Chief Executive Officer and Carl Merton, Chief Financial Officer, on its analyst conference call this morning at 9:00 am EST to discuss its financial results for the quarter-ended ended November 30, 2018. An audio replay of this call will be available by 11:45 am ET from January 11, 2019 through February 11, 2019.

Conference Call Details:

Date: Friday, January 11, 2019
Time: 9:00 am EST
Dial In: 1-888-231-8191 (Toll-free), +1 (647) 427-7450 (International)
Conference ID: 5591407
Replay: 1-855-859-2056
Replay Passcode: 5591407

We Have A Good Thing Growing.

1 – In this press release, reference is made to adjusted gross profit, adjusted gross margin, adjusted EBITDA from Canadian cannabis operations, adjusted EBTIDA loss from Canadian cannabis operations, kilogram (or kilogram equivalents) sold, cash costs to produce dried cannabis per gram, "all-in" costs to produce dried cannabis per gram and investments in capital and intangible assets – wholly-owned subsidiaries, which are not measures of financial performance under International Financial Reporting Standards. Definitions for all terms above can be found in the Company's November 30, 2018 Management's Discussion and Analysis, filed on SEDAR and EDGAR.

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs, and expectations related to the timing to generate sales from new facilities. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 07:06e 11-JAN-19